Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2020 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Thursday, December 31, 2020 at 9:00 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, 40th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	reelection of Izhak Tamir, Eric Paneth and Dr. Dror Melamed to our Board of Directors;

(2)	amendment of our compensation policy for officers and directors;

(3)	reappointment of Somekh Chaikin, a member firm of KPMG International, as our independent auditors; and

(4)	consideration of our financial statements.

Shareholders of record on November 27, 2020 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Attendance at the Meeting in person will be subject to compliance with the guidelines of the Israel Ministry of Health.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 26, 2020

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

          This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2020 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual Meeting of Shareholders.  The Meeting will be held on Thursday, December 31, 2020 at 9:00 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, 40th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	reelection of Izhak Tamir, Eric Paneth and Dr. Dror Melamed to our Board of Directors;

(2)	amendment of our compensation policy for officers and directors;

(3)	reappointment of Somekh Chaikin, a member firm of KPMG International, as our independent auditors; and

(4)	consideration of our financial statements.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

          A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

          Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on November 27, 2020 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is ten days before the date of the Meeting.

          On November 25, 2020, 9,878,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of October 31, 2020 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Aviv Boim(2)	3,665,954	30.1%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth(4)	1,189,933	12.0%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 Ordinary Shares outstanding on November 25, 2020.
(2)	Includes 2,290,667 shares issuable upon the exercise of vested options, at a price of $1.01 per share.
(3)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed on February 5, 2013. Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.

(4)	Includes 13,331 shares issuable upon the exercise of options that are vested on November 25, 2020 or within 60 days thereafter.

COMPENSATION OF OFFICE HOLDERS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our annual report on Form 20-F for the year ended December 31, 2019.

Item 1 – Election of Directors

          Our non-external directors are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Izhak Tamir, Eric Paneth and Dr. Dror Melamed to our Board of Directors. The compensation of the directors is described in the proxy statement for our 2018 Annual General Meeting of Shareholders, which is attached as Exhibit 99.2 to the Report on Form 6-K we filed with the Securities and Exchange Commission on December 13, 2018.  The current term of our external directors, Dr. Rami Skaliter and Dr. Shlomzion Shen, will expire in January 2022.

          A brief biography of each nominee is set forth below:

Izhak Tamir. Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. (“Orckit”) in 1990 and served as President and a Director until 2014 and as Chief Executive Officer from 2012 until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth. Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010.  He co-founded Orckit in 1990 and served as Chief Executive Officer and a Director until 2014.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

Dr. Dror Melamed. Dr. Dror Melamed has served as one of our Directors since January 2019. He has more than 20 years of experience in senior executive management positions in the biopharmaceutical industry. He currently serves as Chief Executive Officer of Tarom Innovative Technologies, a private company investing in and developing various life science-related products and technologies. Since January 2019, he also serves as the Chief Technology Officer of KinBio, a biopharmaceutical company. From 1995 to 2018, he served in senior executive roles at InSight Biopharmaceuticals, which focuses on the development, manufacturing and commercialization of innovative biopharmaceuticals, biosimilars and sophisticated generics. Dr. Melamed holds a Ph.D. in molecular and cellular biology from the Faculty of Virology at the Weizmann Institute of Science and an M.B.A. from Bar-Ilan University.

Required Approval

          Under the Israeli Companies Law (the “Companies Law”), the election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, that Izhak Tamir be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

 “RESOLVED, that Eric Paneth be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

 “RESOLVED, that Dr. Dror Melamed be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Amendment of Compensation Policy

Under the Companies Law, public companies like us are required to adopt a policy governing the compensation of their officers and directors. In general, all elements of compensation approved after the adoption of the company's compensation policy, including salary, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with the compensation policy and be approved by the compensation committee and the board of directors.

The current compensation policy for our officers and directors (the “Compensation Policy”) was approved in December 2019. The Compensation Policy permits the Company to purchase D&O liability insurance, as follows: “With respect to directors and officers liability insurance, coverage shall not exceed USD $20 million and the annual premium paid by the Company shall not exceed USD $175,000 (the deductible should be in accordance with similar insurance policies of its kind).” The Israel Securities Authority has recently announced that compensation policies need not specify a maximum premium amount, so long as it is on market terms, not material to the company and approved by the compensation committee. Accordingly, the Company proposes to remove the maximum premium amount. The Company also proposes to lower the maximum amount of coverage from $20 million to $5 million and to clarify that D&O insurance in the form of a run-off policy is also permitted. A run-off insurance policy is typically purchased when the current D&O insurance policy terminates due to certain circumstances, including a business combination or a change of control.

Our Compensation Committee and Board of Directors have recommended that the Compensation Policy be amended by replacing the foregoing sentence with the following: “With respect to directors and officers liability insurance, coverage shall not exceed USD $5 million (the premium and the deductible, if any, should be in market terms). In addition, the Company shall be entitled to purchase run-off D&O insurance on market terms, with the amount of coverage up to the amount of coverage of the corresponding insurance policy.”

To view the Compensation Policy, please see Annex A to the proxy statement for our 2013 Annual General Meeting of Shareholders, which is attached as Exhibit 99.3 to the Report on Form 6-K we filed with the Securities and Exchange Commission on November 21, 2013.

Required Approval

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) the shares voted in favor of this matter include a majority of the shares voted by shareholders who do not have a "personal interest" in this matter or (ii) the total number of shares voted against this matter by the non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution does not exceed two percent of the Company’s voting power.

For this purpose, the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer.

According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please notify the Company accordingly by fax at +972-3-521-2212 or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

According to the Companies Law, even if the shareholders do not approve the proposed amendment to the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposed amendment, provided that they have determined based on detailed reasoning and a re-evaluation, that the amendment is in the best interests of the Company despite the opposition of the shareholders.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the Compensation Policy for officers and directors of the Company set forth in the Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

Item 3 – Appointment of Independent Auditors

             At the Meeting, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member firm of KPMG International, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin, a member firm of KPMG International, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

 The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2019 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on June 1, 2020.  Our SEC reports are available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

          This item will not involve a vote of the shareholders.

          OTHER BUSINESS

          Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 26, 2020